Exhibit 3.82

FIS Alpha LLC

A Delaware Limited Liability Company

AMENDED AND RESTATED OPERATING AGREEMENT

October 27, 2010

This Amended and Restated Limited Liability Company Operating Agreement (this “Agreement”) of FIS Alpha LLC (the “Company”) is entered into by and among Fidelity International Resource Management, Inc., a corporation organized and existing under the laws of the State of Delaware (“FIRM”), Never Compromise, LLC, a Delaware limited liability corporation (“Never Compromise”) and Without Compromise LLC, a Delaware limited liability corporation (“Without Compromise”), as the members of the Company pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. §18-201, et seq.) (the “Act”). Certain capitalized words used herein have the meanings set forth in Section 2 hereof.

WITNESSETH

WHEREAS, on October 14, 2010, the Company was formed by FIRM, Never Compromise and Fidelity Information Services, Inc., an Arkansas corporation (“FIS” and together with FIRM and Never Compromise, the “Initial Members”) and on such date, the Initial Members entered into a Limited Liability Company Operating Agreement (the “Original Agreement”);

WHEREAS, pursuant to (i) the terms and conditions of that certain Contribution Agreement, dated as of October 27, 2010, by and among FIRM, FIS, FIS Alpha, Never Compromise and Without Compromise and (ii) that certain Written Consent of Members, dated as of October 27, 2010, by and among the Initial Members, Without Compromise made a capital contribution to the Company in exchange for a Membership Interest in the Company and FIS assigned and transferred its entire Membership Interest in the Company to FIRM (the “Transactions”); and

WHEREAS, in connection with Transactions, the Members hereby desire to amend and restate the Original Agreement to reflect among other things, the Transactions.

NOW, THEREFORE, for good and valuable consideration, the undersigned, intending legally to be bound, states as follows:

1. ORGANIZATION

1.1	General. FIS Alpha LLC (the “Company”) was formed as a Delaware limited liability company by the execution and filing of the Certificate with the

Delaware Secretary of State in accordance with the Act, and the Members hereby ratify the execution and filing of the Certificate of Formation. The rights and liabilities of the Members shall be as provided in such Act, as may be modified in this Agreement. In the event of a conflict between the provisions of the Act and the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Act specifically provides that an operating agreement may not change the provision in question.

1.2	Business Purpose. The Company may engage in any lawful business activity in which a Delaware limited liability company may engage, as determined from time to time by the Manager, except that the Company shall not engage in the trust company business or in the business of banking or insurance.

1.3	Name and Address of Company. The business of the Company shall be conducted under the name “FIS Alpha LLC”, and its initial principal office shall be located at the following address: 601 Riverside Avenue, Jacksonville, FL 32204. The principal office address may be changed from time to time as directed by the Manager.

1.4	Term. The term of this Agreement shall be coterminous with the period of duration of the Company as provided in the Certificate, which is perpetual unless sooner terminated as provided in this Agreement.

1.5	Required Filings. The Manager shall cause to be executed, filed, recorded, or published, such certificates and documents as may be required by this Agreement or by law in connection with the formation and operation of the Company.

1.6	Registered Agent. The Company’s initial registered agent shall be as provided in the Certificate. The registered agent may be changed from time to time by the Manager by causing the filing of the name of the new registered agent in accordance with the Act.

1.7	Tax Status. The Company shall be classified as an association taxable as a corporation for U.S. federal income tax purposes.

2. DEFINITIONS

For purposes of this Agreement, the terms defined herein below shall have the following meaning unless the context clearly requires a different interpretation:

2.1	“Act” shall mean the Delaware Limited Liability Company Act, codified in the Delaware Statutes under Title 6, Section 18:101, et seq., as may be amended from time to time.

2.2	“Agreement” shall mean this Operating Agreement of the Company.

2.3	“Capital Contributions” shall mean the contributions to the capital of the Company by the Members, as provided in Section 3.1 hereof.

2.4	“Certificate” shall mean the Certificate of Formation of the Company filed with the Delaware Secretary of State, as may be amended from time to time.

2.5	“Code” shall mean the Internal Revenue Code of 1986, as amended.

2.6	“Company” shall refer to the limited liability company created pursuant to the Certificate as governed by this Agreement.

2.7	“Distributions” shall mean any cash (or property to the extent applicable) distributed to the Members arising from their ownership in the Company.

2.8	“Manager” shall mean one or more managers of the Company, elected in accordance with Section 5.1 of this Agreement. References to the Manager in the singular or as him, her, it, itself, or other like references shall also, when the content so requires, be deemed to include the plural or the masculine or feminine reference, as the case may be.

2.9	“Members” shall mean the Persons set forth in Exhibit A hereto, as may be amended from time to time, and such other Persons as may be admitted to the Company in accordance with the provisions hereof.

2.10	“Membership Interest” shall mean each Member’s entire interest in the Company’s property, assets, capital, profits, distributions and losses, and, subject to the provisions of this Agreement, the right to participate in the management of the Company and to vote on, consent to, or otherwise participate in any decision or action of or by the Members pursuant to this Agreement and/or the Act.

2.11	“Net Income” and “Net Losses” shall mean the net income and net losses, respectively, of the Company as determined for federal income tax purposes.

2.12	“Person” shall mean any individual, partnership, limited liability company, corporation, joint venture, trust, business trust, estate, cooperative association, or any other individual or entity in its own or any representative capacity.

2.13	“Treasury Regulation” shall mean the proposed, temporary and final income tax regulations promulgated under the Code, as amended.

3. CAPITAL CONTRIBUTIONS AND MEMBERSHIP INTERESTS

3.1	Capital Contributions. From time to time, each Member shall make capital contributions to the Company, in proportion to its respective membership interests, in order to enable it to fulfill the Company’s obligation from time to time. Except as set forth above, the Members are not required to make any additional capital contribution to the Company. However, the Members may make additional capital contributions to the Company in their discretion.

3.2	Interest. The original Members of the Company and their respective percentage Membership Interests are those initially on Exhibit A hereto. The Members acknowledge and agree that the contribution from each of them is accurately reflected in the Membership Interests of each Member.

3.3	Additional Members; Transfer of Interests.

(a)	Additional Members may be admitted to the Company through the issuance of additional Membership Interests by the Company in accordance with this Section 3.3(a), or through an assignment of an existing Member’s Membership Interest in accordance with Section 3.3(b) hereof. Additional Members may be admitted to the Company through the issuance of additional Membership Interests by the Manager only upon majority vote of the existing Members and upon such terms and conditions as are agreed upon by majority vote of the existing Members, provided that any additional Member must agree in writing to be bound by the Act and terms of this Agreement and the Certificate, as amended as of the date of such admission. Unless admitted to the Company as a Member in accordance with this Section 3.3, no Person to whom an additional Membership Interest is issued by the Company shall be considered a Member or have any right to participate in the management or affairs of the Company.

(b)	Transfer of Interests. No Member shall assign or transfer its membership interests without the prior written consent of the other Members. Any transfer, sale, alienation, assignment, encumbrance or other disposition of a membership interest in contravention of the provisions of this Article III shall be void and ineffective, and shall not bind, or be recognized by, the Company.

(c)	The Manager shall amend Exhibit A to reflect the admission of such additional Members, and any corresponding adjustment to the relative Membership Interests of the other Members.

4. FINANCIAL; TAXATION

4.1	Fiscal Year. The fiscal year of the Company shall end on December 31, unless the Manager determines that some other fiscal year would be more appropriate and obtains the consent of the Internal Revenue Service (the “IRS”) to use that other fiscal year.

4.2	Expenses of the Company. The Company shall pay or reimburse to the Members any expenses incurred by the Members on behalf of the Company.

4.3	Net Income, Net Losses and Distribution. All Net Income and Net Losses shall be allocated to the Members in proportion to their Membership Interests. Cash and other assets shall be distributed at such times and in such amounts as determined by the Manager in its sole discretion.

4.4	Tax Election. On or promptly after the execution of this Agreement, the Manager shall cause the Company to file IRS Form 8832 (or such alternate or successor form) to elect to have the Company classified as a corporation for federal income tax purposes under Treasury Regulation Section 301.7701-3. The Company shall not take any action, or refrain from taking any action, to cause the Company to be treated other than as a corporation for U.S. federal income tax purposes.

5. MANAGEMENT

5.1	Management of the Company. The Company shall be managed by a Manager, who may, but need not, be a Member. The Manager shall have the powers, authority and duties as the “manager” of the Company pursuant to the Act, and all of the powers described in this Article V. The Manager shall be elected by a vote of the Members holding at least a majority of all Membership Interests, and the Members hereby acknowledge and agree that the initial Manager of the Company shall be Fidelity International Resource Management, Inc. The Manager shall serve in such capacity until its removal, dissolution or resignation, or until the dissolution of the Company. The Manager may be removed by a vote of the Members holding at least a majority of all Membership Interests at any time, with or without cause. Any replacement or successor Manager shall be elected by a vote of the Members holding at least a majority of all Membership Interests.

5.2	Authority of the Manager.

(a)

Except as provided by any non-waivable provision of applicable law, (i) the Manager shall have full, exclusive charge and control over the management and operation of the affairs of the Company and the Business, and all decisions relating to the management and operation of the Company shall be made by the Manager in its sole discretion, (ii) all decisions or other actions taken or made by the Manager shall be binding on all of the Members and the Company, (iii) the Manager shall have all powers necessary to operate and conduct the Business of the Company and to act on behalf of the Company in all matters relating to the Business of the Company, and (iv) the Manager may delegate responsibility for the management of the Company to such Persons as the Manager may from time to time select.

(b)	The Manager may select and appoint one or more officers of the Company as Manager in its sole discretion deems necessary, including, but not limited to, a President, one or more Vice Presidents, the Treasurer, the Secretary and such other officers of the Company, in each case with such authority and duties and such compensation, as the Manager in its sole discretion shall deem appropriate. The Manager intends that the officers of the Company, under the supervision of the President, will be responsible for the day-to-day management and operation of the Company and the conduct of the Business. The Manager may delegate to any officer the authority to take any action that the Manager is authorized to take under this Agreement. Upon ten (10) days prior written notice to the Members, the Manager may at any time, with or without cause, replace the President or any other officer of the Company. The Manager will establish and maintain personnel policies and procedures and employee compensation and benefit plans for the Company and its officers and other employees that are reasonably related to the Business and in furtherance of the purposes of this Agreement.

(c)	Without in any way limiting Sections 5.2(a) or (b), above, the Manager is hereby specifically authorized, on behalf of the Company and upon such terms and conditions as the Manager shall deem appropriate, to:

i.	execute and file in the appropriate government offices the Company’s Certificate of Formation and any and all other documents and instruments necessary or appropriate in connection with the Company’s formation;

ii.	apply for and obtain any and all necessary or desirable governmental permits, approvals and licenses, including in connection with any business of the Company in the State of Delaware and any other state;

iii.	acquire by purchase, lease or otherwise, any real or personal property;

iv.	maintain adequate staff and facilities for the operation of the Business;

v.	borrow money and, as security therefor, assign, mortgage, encumber, hypothecate or pledge all or any portion of the Company’s property;

vi.	prepay, in whole or in part, refinance, amend, modify or extend any loan;

vii.	purchase liability and other insurance, including directors and officers indemnity and related coverages, fiduciary coverage and errors and omissions (professional liability) coverage, with respect to the Manager and the Company’s Members, officers and employees (as the case may be);

viii.	enter into agreements and contracts in connection with the Business;

ix.	lease all or any portion of the Company’s property;

x.	sell, assign, or transfer for value all or any portion of the Company’s property;

xi.	contract with any Person, including, without limitation, attorneys and accountants, for the performance of any and all services which may at any time be necessary, proper, convenient or advisable to carry on the Business;

xii.	make any and all expenditures which the Manager, in its sole discretion, deems necessary or appropriate in connection with the management of the affairs of the Company and the carrying out of its obligations and responsibilities under this Agreement, including, without limitation, all legal, accounting, and other related expenses incurred in connection with the organization, financing, and operation of the Company;

xiii.	invest and reinvest Company reserves in short term instruments or money market funds;

xiv.	execute any and all instruments or documents required by any third party dealing with the Company, including, but not limited to, any mortgage, note, contract, bank resolution and signature card, release, discharge or any other document or instrument in any way related thereto or necessary or appropriate in connection therewith;

xv.	enter into contracts to provide organizational, managerial or other services; and

xvi.	take any other action the Manager deems reasonable to accomplish the Company’s goals and objectives.

5.3	Compensation of Manager. The compensation of the Manager, if any, shall be fixed from time to time by an affirmative vote of Members holding at least a majority of all Membership Interests, and no Manager shall be prevented from receiving such compensation because such Manager also is a Member of the Company. In addition, the Manager shall be fully and entirely reimbursed by the Company for any and all reasonable out-of-pocket costs and expenses incurred by the Manager in connection with the management and supervision of the business of the Company and the performance of its duties hereunder. Authority of Members. Except as otherwise provided herein, the Members shall take no part in the conduct or control of the Business and shall have no right or authority to act for or bind the Company.

6. LIABILITY OF THE MANAGER AND THE MEMBERS

6.1	Liability of the Manager. The Manager and the Company’s officers shall devote to the conduct of the Business so much of their time as may be reasonably necessary for the efficient operation of the Business. Neither the Manager nor the Company’s officers shall be liable, responsible or accountable in damages or otherwise to the Company or any Member for any act (or failure to act) by such Manager or officer in good faith and reasonably believed to be within the scope of this Agreement, specifically including any such act or failure to act which is attributable to the negligence of such Manager or officer.

6.2	Liability of Members. Except as expressly set forth in the Act or this Agreement, the Members shall not be personally liable for any of the Company’s losses, debts, obligations or liabilities beyond their respective capital contributions.

7. DISSOLUTION AND TERMINATION OF THE COMPANY

7.1	Events Causing Cancellation. Notwithstanding any provisions of the Act, the Company shall be dissolved and its affairs shall be wound up only upon the earliest to occur of the following events:

(a)	the complete liquidation of the assets of the Company;

(b)	the majority vote of the Members to dissolve and terminate the Company;

(c)	the unanimous written consent of the Members to dissolve and terminate the Company; or

(d)	entry of a decree of judicial dissolution pursuant to the Act.

7.2	Winding Up. Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the assets of the Company and the affairs of the Members, as such, shall continue to be governed by this Agreement. Upon dissolution of the Company, a Person selected by the Members who agrees to serve as liquidating trustee shall immediately commence to wind up the Company’s affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation.

7.3	Distribution on Dissolution. Upon the winding up of the Company, its assets or the proceeds therefrom shall be distributed or used as follows and in the following order of priority, to the fullest extent permitted by law:

(i)	First, to the payment of the debts and obligations of the Company and to the payment of the expenses of liquidation, in the order prescribed by law, and to the setting up of any reserves mutually deemed reasonably necessary by the Members for any contingent or unforeseen liabilities or obligations of the Company; and

(ii)	Second, to the Members in accordance with their respective membership interests.

7.4	Termination. The Company shall terminate when all of the assets of the Company have been distributed in the manner provided for in this Article VII, and a certificate of cancellation with respect to the Company’s Certificate of Formation shall have been filed in the manner required by the Act.

7.5	Resignation. The Members shall not resign from the Company prior to the dissolution and winding up of the Company.

8. INDEMNIFICATION

8.1	Manager. To the fullest extent permitted by law, the Company (but not any Member) shall indemnify, defend and hold harmless the Manager and the officers of the Company for any loss, damage, liability, cost or expense, including reasonable attorneys’ fees, arising out of any act or failure to act by the Manager or any officer, respectively, if such act or failure to act is in good faith and reasonably believed by the Manager or the officer, as applicable, to be within the scope of this Agreement, specifically including any act or failure to act which is attributable to the negligence of the Manager or the officer, as applicable.

8.2

Members. The Company, its receiver or its trustee, shall indemnify, defend and save harmless each Member and officers of such Member and the Company from any claims, liability, loss or damage incurred by such Member by reason of any act performed or omitted to be performed by such Member in connection with the business of the Company, including costs and attorney’s fees and any amounts expended in the settlements of any claims of liability, loss or damage; provided that if the liability, loss or claim arises out of any action or inaction of such Member: (a) such Member must have determined, in good faith, that its course of conduct was in the best interests of the Company; and (b) the action or inaction did not constitute fraud, breach of fiduciary duty, gross negligence or willful malfeasance by such Member; and, provided further, that the indemnification shall be recoverable only from the assets of the

Company. The Company may, however purchase and pay for that insurance, including extended coverage liability and casualty and worker’s compensation, as would be customary for any person engaging in a similar business, and name the Members as additional or primary insured parties.

8.3	Advancement of Expenses. The Company shall advance all expenses incurred by any Member or Members in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding referenced in Section 8.1 hereof. Such Member or Members shall repay such amounts advanced only if, and to the extent that, it shall ultimately be determined that such Member or Members is not entitled to be indemnified by the Company as authorized hereby. The advances to be made hereunder shall be paid by the Company to any such Member or Members within ten (10) days following delivery of a written request therefore by such Member or Members to the Company.

9. MISCELLANEOUS

9.1	Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the Members.

9.2	Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be void or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in effect.

9.3	Notices. All notices under this Agreement shall be in writing and shall be given to the person entitled thereto, by personal service, or by mail, first class postage prepaid and addressed to the address maintained by the Company for that person or at any other address that he or she specifies in writing.

9.4	Captions. Paragraph titles or captions contained in this Agreement are inserted only as a matter of convenient reference. The title and captions in no way define, limit, extend, or describe the scope of this Agreement nor the intent of any provision hereof.

9.5	Gender. Whenever required by the context, the masculine shall include the feminine and neuter genders, and vice versa; and the word “person” shall include a corporation, partnership, firm, or other form of association; the singular shall include the plural, and vice versa.

9.6	Choice of Law. Except as necessary to ensure compliance with the Act, this Agreement shall be construed under the laws of the State of Delaware as if this Agreement were executed in and to be performed entirely within the Delaware.

9.7	Ownership Interests. The Company will be a non certificated entity.

9.8	Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart by facsimile or other means of electronic transmission will be as effective as delivery of a manually executed counterpart.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written.

AS A MEMBER: Fidelity International Resource Management, Inc.

BY:	/s/ Michael L. Gravelle

Name: Michael L. Gravelle Title: Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary

AS A MEMBER: Never Compromise, LLC

By:	/s/ Michael L. Gravelle

Name: Michael L. Gravelle Title: Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary

AS A MEMBER: Without Compromise, LLC

By:	/s/ Michael L. Gravelle

Name: Michael L. Gravelle Title: Corporate Executive Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT A

MEMBERS AND PERCENTAGE INTEREST

Name and Address of Member	Contributions	Percentage Interest

Fidelity International Resource Management, Inc. 601 Riverside Avenue, Jacksonville, Florida 32204	$335,440,427	59%

Without Compromise LLC 601 Riverside Avenue, Jacksonville, Florida 32204	$11,515,915	2%

Never Compromise, LLC 601 Riverside Avenue, Jacksonville, Florida 32204	$226,100,000	39%